


03017811

NO ACT
P.E 2·10·03
1-9513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2003

Michael D. VanHemert
Vice President, Deputy General Counsel
and Secretary
CMS Energy Corporation
Fairlane Plaza South
330 Town Center Drive
Suite 710
Dearborn, MI 48126-2712

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

RE: CMS Energy Corporation
Incoming letter dated February 10, 2003

Dear Mr. VanHemert:

This is in response to your letter dated February 10, 2003 concerning the shareholder proposal submitted to CMS by Thomas C. DeWard. We also have received a letter from the proponent dated March 13, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas C. DeWard
25806 Glover Court
Farmington Hills, MI 48335

CRGH



Enterprises

An International Energy Company

February 10, 2003

Michael D. VanHemert
Vice President, Deputy General Counsel and Secretary

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CMS Energy Corporation/ Shareholder Proposal of Thomas DeWard
Securities Exchange Act of 1934 -Rule 14a-8

Dear Ladies and Gentleman:

This letter is to inform you that pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of CMS Energy Corporation (the "Company" or "CMS") to exclude from the Company's proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"), the stockholder proposal (the "Proposal", attached as Exhibit A) submitted under letter dated December 17, 2002 from Thomas C. DeWard (the "Proponent"). The Proponent requests that the Proposal be included in the 2003 Proxy Materials. The Company's next regularly scheduled annual meeting is scheduled for May 23, 2003 ("Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance ("Staff') concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

The Proposal mandates that the Board of Directors take action regarding internal investigations, employee benefits, litigation, and other matters.

As more fully set forth below, the Company believes that the Proposal may be omitted from the Company's Proxy Materials because Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and the procedural requirements of Rule 14a-8(c), Rule 14a-8(d) and Rule 14a-8(f).

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) paper copies of this letter and its exhibits. By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent. Pursuant to Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission (the "Commission").

Fairlane Plaza South • 330 Town Center Drive • Suite 710 • Dearborn, MI 48126-2712 • Tel: 313 436 9602 • Fax: 313 436 9225 • E-Mail: mdvanhem@cmsenergy.com

Statement of Reasons to Exclude

The Company believes that the Proposal may be excluded from the 2003 Proxy Materials due to the following reasons:

- pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent had not owned the requisite amount of CMS stock for a period of one year before the date he submitted the Proposal;

- pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1), because the Proposal exceeds 500 words and the Proponent has not resubmitted the Proposal to comply with such limit; and

- pursuant to Rule 14a-8(c) and Rule 14a-8(f)(l), because the Proponent has submitted more than one proposal to the Company for inclusion in the 2003 Proxy Materials and did not revise his letter to include only one proposal in response to the Company's request that the Proponent comply with the "one proposal" requirement.

Background

The Proposal was received by the Company on December 18, 2002. The Proponent stated in his submission that he holds 5,000 shares of CMS common stock. However, according to the Company's records (as maintained by its internal stock transfer agent), the Proponent is not a registered holder of the Company's common stock. The Proponent did not state in his submission an intention to hold the shares through the date of the Company's Annual Meeting. In addition, the Proposal exceeded 500 words and included several proposals.

Accordingly, in a letter dated December 26, 2002 (the "Company Letter", attached hereto as Exhibit B), which was sent within 14 days of the Company's receipt of the Proposal, the Company notified the Proponent of the eligibility and procedural deficiencies of the Proposal and advised him that he must evidence his eligibility and comply with the procedural requirements within 14 days of his receipt of the Company Letter. The Company Letter explained that the Proponent must prove his eligibility by submitting a statement from the recordholder of the Proponent's shares stating that at the time the Proponent submitted the Proposal he had continuously been the owner of $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to his submission of the Proposal. The Company Letter also advised that to comply with the procedural requirements the Proposal should be revised to meet the 500-word limitation and the one proposal requirement. The Company Letter was sent on December 26, 2002 by Federal Express and received by the Proponent on December 27, 2002.

The Proponent replied to the Company Letter on December 29, 2002 (the "December 29 Letter", attached hereto as Exhibit C). In the December 29 Letter, among other things, the Proponent stated that he had not held the Company's stock for one year and that he would not be submitting a revised proposal to comply with the 500 word limit.

Bases for Exclusion

Rule 14a-8(b) Eligibility Deficiencies
Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year prior to submitting a proposal and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the recordholder of the securities verifying that at the time the proponent submitted the proposal, the proponent had held the securities for at least one year.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period. See, e.g., Hewlett-Packard Company (December 27, 2002); Motorola, Inc. (December 23, 2002).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent, by his own admission, has not owned the Company's stock for one year. In the December 29 Letter, the Proponent stated that he had purchased the Company's stock on August 7, 2002, less than 5 months before the Proponent submitted his proposal. In addition, although the Proponent indicated that he purchased the stock through his IRA, he did not provide the required written statement from the recordholder regarding his stock ownership.

The Company clearly advised the Proponent on a timely basis of the need for him to establish proof that he has continuously held the Company's common stock for at least a year and informed him of the 14-day time period in which he had to respond. The Proponent admitted that he did not satisfy the eligibility requirements. Accordingly, we believe that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f) because the Proponent does not satisfy the eligibility requirements of such rules.

Procedural Deficiencies
Rule 14a-8(c). Under Rule 14a-8(c) each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Although the Proponent disagreed in the December 29 Letter, the Company believes that in effect the Proposal includes multiple proposals relating to initiating various internal investigations, terminating employee benefits and commencing litigation, as well as other matters. The

Staff has permitted the omission of a shareholder proposal from proxy materials where the proponent has submitted more than one proposal and fails to reduce the number of proposals to one at the company's request. See, e.g., Ford Motor Company (February 26, 2002).

Rule 14a-8(d). Under Rule 14a-8(d), a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. Assuming the Proponent's view that the Proposal constitutes only one proposal, the Proposal exceeds the 500-word limitation. By the Company's count, the Proposal is 1091 words. The word count begins after "Shareholder Proposal:" with "The purpose of . . ." and ends with ". . . individual who benefited." The Staff has permitted the omission of a shareholder proposal from proxy materials where the proponent has submitted a proposal in excess of the 500-word limitation and fails to revise the proposal to satisfy this limitation at the company's request. See, e.g., Honeywell International, Inc. (April 19, 2002). The Proponent acknowledged that the Proposal exceeded 500 words in the December 29 Letter and stated that he would not be submitting a revised proposal to remedy this procedural deficiency.

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(c), 14a-8(d) and 14a-8(f) because the Proponent has failed to revise the Proposal to satisfy these procedural deficiencies within the statutory 14-day time frame set by Rule 14a-8(f). The Company clearly advised the Proponent on a timely basis of the need for him to satisfy the procedural requirements and specifically informed him of the 14-day time period in which he had to respond. In the December 29 Letter, the Proponent affirmatively stated that he would not submit a revised proposal to satisfy the procedural requirements.

Conclusion

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its 2003 Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its 2003 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (313) 436-9602 if I can be of any further assistance in this matter.

Please acknowledge receipt of this request by date-stamping the enclosed copy of this letter and returning it to me in the accompanying envelope.

Sincerely,

Michael D. VanHemert

Michael D. VanHemert
Deputy General Counsel
and Secretary

cc: Thomas C. DeWard

Enclosures

EXHIBIT A

Thomas C. DeWard
25806 Glover Court
Farmington Hills, MI 48335
December 17, 2002

Mr. Rodger A. Kershner
Senior Vice President, General Counsel, and Secretary
Fairlane Plaza South, Suite 1100
330 Town Center Drive
Dearborn, MI 48126

Shareholder Proposal

I'm sure this proposal should be addressed to Mr. S. Kinnie Smith, Jr., Vice Chairman and General Counsel but I did not want it dismissed on a technicality. Thus, I am sending copies to both individuals.

I currently own 5,000 shares of CMS Energy Corporation stock. I plan to hold this stock through the date of the Annual Meeting. I also own some CMS notes.

I am requesting that the following Shareholder Proposal be included as part of the 2003 Proxy Statement to be voted on at the 2003 Shareholders' meeting.

Shareholder Proposal:

The purpose of this proposal is to bring more transparency and accountability to CMS Energy Corporation thereby restoring the trust of its shareholders and debt holders.

Whereas: CMS Energy Corporation ("CMS") has admitted to energy trades in excess of $5 billion that have been commonly described as "round-trip" trades with other energy companies. This involved simultaneous transactions, in which electricity was sold and re-purchased without profit, loss, or cash flow impact. These trades apparently took place from May, 2000 though mid-January, 2002.

Whereas: CMS had admitted that a preliminary analysis indicates that some employees provided inaccurate information in the voluntary reports of natural gas trade information submitted to energy industry publications that compile and report index prices.

Whereas: During the above-mentioned activities, Mr. William McCormick was Chairman and CEO of CMS. Mr. McCormick has resigned from CMS, but it has been reported that Mr. McCormick received, as part of severance package, salary and bonuses, and continues to maintain memberships in the Detroit Athletic Club and the TPC golf club in Dearborn, Michigan.

Whereas: During the above-mentioned activities, Ms. Tamela W. Pallas served as President and CEO of CMS Marketing, Services and Trading Company. CMS Marketing, Services, and Trading Company, as a subsidiary of CMS, was the corporate entity that participated in the "round-trip" trades. Ms. Pallas has resigned but it has been reported that Ms. Pallas received a severance package.

Whereas: According to the 2002 Proxy Statement, Mr. McCormick was paid a bonus of $700,000 in 2000. Mr. McCormick was awarded stock in 2000 and 2001 as part of the CMS' Performance Incentive Stock Plan.

Whereas: Ms. Pallas was paid a bonus of $230,000 in 2000, a bonus of $726,000 in 2001 and a signing bonus of $225,000 in 1999. Ms. Pallas was awarded common stock of CMS in 2000 with a value, at the time of grant, of $115,000,.

Whereas: In October, 2002, CMS Land executed a settlement agreement abandoning its 50% ownership interest in Bay Harbor Company, LLC and agreed to pay $16 million to Bay Harbor in consideration for certain indemnities and past liabilities assumed by Bay Harbor. CMS Land's investment in Bay Harbor was $9 million at September 30, 2002. CMS did not reveal the profit or loss from this investment.

Whereas: CMS has recognized and recorded millions of dollars in losses on sales of investments and write-downs to market value and recently announced that additional losses may be recognized in the 4th quarter of 2002.

Whereas: During 2002 the value of CMS stock has fallen.

Therefore, be it resolved that CMS take the following actions:

Initiate an internal investigation to determine the following:

Identify all employees and officers responsible for initiating or carrying out "round-trip" trades.

Identify all employees and officers responsible for knowingly reporting false information regarding natural gas trades.

Identify all employees, officers and directors who authorized or approved of the "round-trip" trades and the reporting of false information regarding natural gas trades.

Determine whether any employee, officer or director purchased any property or condominium in the Bay Harbor development at less than the then market value.

Determine if any employee, officer, or director received any special consideration from investment bankers or any financial institutions such as being offered preferential shares, not available to the general public, in any IPOs.

Determine if any employee, officer, or director used the corporate jets or aircraft for other than corporate business.

Determine and identify whether CMS or any subsidiary provides any of the following and whether any employees, officers or directors have available to them any of the following:

- Country club memberships
- First class air travel
- First class or coach travel available to spouses or significant others
- Payment for travel that is not business related
- Payment for attendance at social events
- Special employee benefits not available to all employees such as Supplemental Executive Retirement Programs
- Company provided automobiles
- Use of company credit card for personal items
- Legal representation for personal matters
- Preparation of individual tax returns
- Payment for sky boxes and luxury suites
- Payment for tickets and expenses while attending sporting events
- Payment for attendance and expenses at cultural events
- Payment or reimbursement for donations to charities
- Payment or reimbursement for political contributions. This includes reimbursement for personal checks issued to politicians or fundraisers.

Further, be it resolved:

The results of the above investigations be made public as soon as they are completed.

The payment of special benefits be terminated immediately and if deemed appropriate, amounts paid in the past be recovered from the individuals who benefited. This would include retired or terminated employees.

If any employee, officer or director received any special consideration in IPO offerings, any gains recognized or current values in excess of cost resulting from the transactions be returned to CMS.

If it can demonstrated that Mr. McCormick or Ms. Pallas had direct knowledge and or authorized or condoned the "round-trip" trades or the reporting of false information, that legal action be instituted to recover all bonuses, salaries, and amounts paid to Mr. McCormick and Ms. Pallas in 2000, 2001, 2002 and 2003, if any. Furthermore, legal action be instituted to recover the signing bonus paid to Ms. Pallas in 1999.

If it can be demonstrated that any other officer or director had direct knowledge and or authorized or condoned the "round-trip" trades or the reporting of false information, that appropriate legal action be instituted against each individual.

If it can be demonstrated that any employee, officer or director purchased any property or condominium in Bay Harbor at less than the then market value, legal action be instituted to recover the difference between market value and cost.

Further be it resolved:

That a complete accounting of all investments be conducted and the results be made public. The accounting should include, but not be limited to, the cost of each investment made during the past 15 years, the gain or loss recognized during the period the investments were held, the net selling price, the gain or loss recognized on the sale, the current market value, if still held, and the expected gain or loss, if a sale is anticipated. This should include all investments, partnerships and joint ventures with a 25% or more interest by CMS or any subsidiary. This should specifically include the investment in Bay Harbor Company, LLC.

Each investment should be investigated to ensure that no employee, officer or director benefited directly or indirectly from the acquisition. If it can be demonstrated that the any employee, officer or director benefited from the acquisition, appropriate legal action be instituted against the individual who benefited.

In Conclusion:

Adoption of this Proposal will go a long way in restoring the confidence of the shareholders and investing public in CMS. Failure to adopt the Proposal or a position taken by the Company and its Board of Directors in opposition to the Proposal will be a signal that it is business as usual. Too many shareholders have lost too much to allow that to happen.

End of Proposal

Sincerely,

Thomas C. DeWard

Thomas C. DeWard
25806 Glover Court
Farmington Hills, MI 48335


DETROIT MI 482
PM
17 DEC
200

Mr. S. Kinnie Smith, Jr.
Vice Chairman and General Counsel
Fairlane Plaza South, Suite 1100
330 Town Center Drive
Dearborn, MI 48126

SKS DEC 1 8 2002

48126+2711

EXHIBIT B


CMS ENERGY

Enterprises

An International Energy Company

Michael D. VanHemert
Vice President, Deputy General Counsel and Secretary

December 26, 2002

VIA FEDERAL EXPRESS

Thomas C. DeWard
25806 Glover Court
Farmington Hills, Michigan 48335

Dear Mr. DeWard:

I am writing in connection with your letter dated December 17, 2002 (the "December 17 Letter") to Rodger A. Kershner, the former Senior Vice President, General Counsel and Secretary of CMS Energy Corporation (the "Company"). In the December 17 Letter, you submitted a proposal (the "Proposal") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy statement in connection with the Company's 2003 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b). In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8, you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to your submission of the Proposal. You also must continue to hold such stock through the date of the Annual Meeting. According to the Company's records, you are not a record holder of its stock. As a result, Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record holder of the shares you beneficially own verifying your continuous ownership of such stock for the applicable one-year period.

In addition, your submission of the Proposal does not comply with Rule 14a-8(d), which requires that a proposal, including any accompanying supporting statement, may not exceed 500 words. As a result, you must resubmit the Proposal to comply with the 500 word limit.

K:\lgl\mdvh\Deficiency letter 122602.doc

Fairlane Plaza South • 330 Town Center Drive • Suite 710 • Dearborn, MI 48126-2712 • Tel: 313 436 9602 • Fax: 313 436 9225 • E-Mail: mdvanhem@cmsenergy.com

Also, Rule 14a-8(c) provides that you may submit no more than one proposal for inclusion in the Company's proxy materials for the Annual Meeting. Your Proposal appears to include several proposals for consideration by the Company. When resubmitting your revised Proposal to the Company, the Company requests that you limit your revised Proposal to one proposal containing a recommendation or requirement that the Company and/or its Board of Directors take action.

In accordance with Rule 14a-8(f), I hereby request that you furnish to the Company, within the 14 calendar day response period specified by the Securities and Exchange Commission, (i) the written statement required pursuant to Rule 14a-8(b)(2)(i), as described above, and (ii) a revised Proposal satisfying the requirements of both Rule 14a-8(d) regarding the length of the Proposal and Rule 14a-8(c) regarding the maximum number of proposals, as described above.

If within the required 14 calendar day period, you do not furnish such written statement or such revised Proposal to the Company, I believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Rule 14-8 sets forth numerous circumstances in which the Company may appropriately omit a proposal and supporting statements from its proxy materials even if all of the requirements described in the preceding paragraphs are met. Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take all action available to it under Rule 14a-8, or otherwise, to cause the Proposal to be omitted from the Company's 2003 proxy statement.

Sincerely,

Michael D VanHemert bch

Michael D. VanHemert

cc: S. Kinnie Smith

EXHIBIT C



"Tom DeWard"
<mdw-tdw@ic.net>

12/29/2002 05:50 PM

To: <mdvanhem@cmsenergy.com>
cc:
Subject: Response to letter of December 26, 2002

Thomas C. DeWard

25806 Glover Court

Farmington Hills, MI 48335

December 29, 2002

Via email and regular mail

Mr. Michael D. VanHemert

Vice President, Deputy General Counsel, and Secretary

Fairlane Plaza South, Suite 710

330 Town Center Drive

Dearborn, MI 48126-2712

Dear Mr. VanHemert:

This is in response to your letter of December 26,2002. Your letter was disappointing to say the least. Apparently it is your intent to exclude my proposed Shareholder Proposal ("Proposal") based on technicalities. Thus it will be business as usual at CMS Energy Corporation ("CMS"). I strongly suggest that you review your position with the CEO, the CFO, the Chairman of the Board of Directors and the Chairman of the Audit Committee of the BOD. You just may be sending the wrong signal to all of the shareholders that have suffered significant financial losses as a result of the actions of former and perhaps current officers and employees of CMS and its subsidiaries.

You, of course, have discretion as to whether or not to include my Proposal. At least, that's my understanding. I believe the rules state that the company may exclude a proposal, but only after it has notified the shareholder of the problem, and the shareholder fails to adequately correct it. The rules do not state that the company **must exclude** the proposal if the proposal does not comport with the sections of the rules you quoted in your letter.

Does the Company have something to hide? If not, why not include my Proposal and whole-heartedly endorse it? If you choose to exclude my Proposal, I sincerely hope the current officers and Board of Directors of CMS will adopt the actions I recommended.

I have not held the stock for one year. I acquired the stock through my IRA and thus my name does not appear on your shareholder list. I acquired the stock on August 7, 2002, the same day the following appeared as part of a Company Press Release:

> ""Based on the second quarter results and the current outlook for the remainder of year, we are reaffirming our $1.50 to $1.55 per share guidance for operating net income for the full year," said Ken Whipple, CMS Energy chairman and chief executive officer. "

Seemed like a good investment at the time. Shame on me, I'm an accountant and should have read the announcement closer. For on November 14, 2002, in a Company Press Release, the following appeared:

> "CMS Energy expects 2002 ongoing earnings per share to be in the range of $1.50 to $1.55, unchanged from prior guidance.
>
> - The Company anticipates that a number of write-offs in the fourth quarter 2002 related to new accounting rules, changes in market conditions and sales of assets will result in a significant reduction in reported earnings, leading to a net loss of approximately $3.00 per share for the year; and
>
> - Despite its debt reduction, the Company forecasts a debt ratio at year-end in excess of 75 percent because of write-downs to equity. "

Although not specifically stated, I assume that the amount of the write-offs will be approximately $4.50 per share. I did note some write-offs that were identified in the Press Release following the second quarter but none of the magnitude of $4.50 per share. I believe the "new accounting rules" were known on August 7, 2002, I doubt that market conditions changed significantly from August to September, and assets sales were anticipated back in August.

When will the write-offs end? Reporting that can be relied upon is essential to regain investor confidence.

I guess I also missed any announcement of the severance package paid to former employees. I've searched but cannot find a Press Release. I did see an article in the "Detroit Free Press" dated August 23, 2002 that stated an agreement was signed on June 4, 2002. If the article is correct, severance payments have and will be made to former executives. I assume that is part of the $4.50 per share write-off.

With all the problems at CMS it would be virtually impossible to limit my Proposal to 500 words and thus I will not be submitting a revised proposal. I do not agree with you that my Proposal is, in effect, more than one proposal. There is a definite need to address multiple topics because of all the problems, but it nevertheless is one proposal.

Coming clean with shareholders is the basis for my Proposal. Did certain executives benefit at the expense of shareholders? Who was responsible for the questionable trading activities and false reporting of information? Who recommended and approved the investments that have resulted in hundreds of millions of dollars of losses? I have a feeling that shareholders want to know the answers to these and many other questions.

You can include my Proposal in the 2003 Proxy or exclude it on technicalities. Business as usual or start looking out for the interests of shareholders, it's your choice.

Sincerely,

Thomas C. DeWard


RECEIVED
2003 MAR 20

Thomas C. DeWard
25806 Glover Court
Farmington Hills, MI 48335-1236
March 13, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CMS Energy Corporation/Shareholder Proposal of Thomas DeWard
Securities Exchange Act of 1934- Rule 14a-8

Dear Ladies and Gentlemen:

On February 10, 2003, CMS Energy Corporation ("CMS") purportedly sent a letter to your office outlining reasons why my Shareholder Proposal, dated December 17, 2002, should be excluded from the 2003 Proxy Statement. The letter indicated that a carbon copy was sent to me.

I did not receive a copy of the letter until February 21, 2003. The copy was sent via a UPS overnight letter on February 20, 2003.

The rules are clear, based on information I obtained from the SEC website:

a. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. **The company must simultaneously provide you with a copy of its submission.** The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline. (emphasis added)

The Company will confirm that no copy was simultaneously sent to me. In fact, they will confirm that a copy was sent 10 days after the letter was sent to the Office of Chief Counsel.

The rules are clear. CMS has not followed the rules as prescribed by the SEC. Therefore, I am requesting that the SEC require CMS to include my Shareholder Proposal as part of the 2003 Proxy Statement. Short of this, I am requesting that the SEC levy a fine against CMS.

If the SEC does not require CMS to include my proposal or, at a minimum, fine CMS, it will be another sham perpetrated by CMS against its shareholders. The reckless actions of CMS management and directors has already cost shareholders millions of dollars in market value. CMS must be held responsible for their actions.

If you have any questions, please feel free to call me at 248-477-5839.

Sincerely,

Thomas C. DeWard

cc: Mr. Michael D. VanHemert

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CMS Energy Corporation
Incoming letter dated February 10, 2003

The proposal relates to an internal investigation and accounting of all investments.

There appears to be some basis for your view that CMS may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of CMS's request, documentary support sufficiently evidencing that he continuously held CMS's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CMS omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for exclusion upon which CMS relies.

Sincerely,

for

Jennifer Bowes
Attorney-Advisor